UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
May 8, 2007
Harmony Gold Mining Company Limited
Suite No. 1
Private Bag X1
Melrose Arch, 2076
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

HARMONY GOLD MINING COMPANY LIMITED

First Floor 4 The High Street	Suite No 1 Private Bag X1	T +27 11 684 0140	NYSE and NASDAQ
trading symbol HMY
Melrose Arch Melrose North	Melrose Arch 2076	F +27 11 684 0188	JSE trading symbol HAR
2196 Johannesburg	Johannesburg South Africa	W www.harmony.co.za
HARMONY APPOINTS CATHIE MARKUS TO THE BOARD
Cathie Markus has been appointed Non-executive Director of the Harmony Gold Mining Company Ltd Board of Directors with effect from 1 May 2007.
Cathie Markus (50) graduated from the University of the Witwatersrand with BA and LLB degrees. She served articles at Bell Dewar and Hall and qualified as attorney notary and conveyancer before joining the legal department of Dorbyl Limited.
Cathie Markus joined Impala Platinum Holdings Ltd (Implats) in 1991 as Legal Advisor and was appointed Executive Director in 1998. In this capacity she was responsible for, amongst others, the legal, administrative, public affairs and investor relations functions for the group.
She was a member of the team that successfully negotiated a settlement of the long-standing dispute between Implats and the Royal Bafokeng Nation (RBN) over mineral rights and which recently saw RBN becoming a significant shareholder in Implats. She also played a significant role in the sale of Implats’ stake in Lonplats Ltd that brought about the formation of Incwala Resources Ltd.
Bernard Swanepoel, Harmony’s Chief Executive says: “Cathie brings to the Harmony Board many years of experience and a wealth of knowledge relating to the mining industry. I welcome her participation to the Board and value the expertise that she will afford Harmony.” ends.

Directors:	P T Motsepe* (Chairman), Z B Swanepoel (Chief Executive), F Abbott*, J A Chissano*#,
Dr D S Lushaba*, FT de Buck*, C. Markus*, M Motloba*, N V Qangule, C M L Savage*
*Non-Executive; # Mozambican
Secretary:	M P van der Walt
Registration Number: 1950/038232/06

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: May 8, 2007
Harmony Gold Mining Company Limited
By: /s/ Nomfundo Qangule
Name: Nomfundo Qangule

Title: Chief Financial Officer